Mail Stop 3010

May 7, 2010

Via U.S. Mail

Lawrence E. Schreiber
Chief Executive Officer and Chief Financial Officer
Corporate Security Consultants, Inc.
3450 N. Hualapai Way, #2195
Las Vegas, NV 89129

> **Re: Corporate Security Consultants, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 17, 2010**
> **File No. 333-155553**

Dear Mr. Schreiber:

We issued comments to the company on the above captioned filing on March 17, 2010**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 21, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding requests or contact us by May 21, 2010**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact the undersigned at 202.551.3573 if you have questions.

Sincerely,

Mark Rakip
Staff Accountant